Eaton Vance Management

Two International Place

Boston, MA  02110

(617)482-8260

www.eatonvance.com

October 21, 2014

Valerie J. Lithotomos

Senior Counsel

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:

Eaton Vance ETMF Trust (File Nos.:  333-197733; 811-22982) (“Trust I”)

Eaton Vance ETMF Trust II (File Nos.:  333-197734: 811-22983) (“Trust II”)

(collectively, the “Trusts”)

Dear Ms. Lithotomos:

This letter responds to comments provided in your letter dated August 28, 2014 regarding registration statements on Form N-1A filed on July 30, 2014 for Eaton Vance ETMF Trust1  (“Registration Statement Number One”) and Eaton Vance ETMF Trust II2 (“Registration Statement Number Two”).  A pre-effective amendment for each Registrant will be filed incorporating the responses highlighted below (each an “Amendment”).  The comments and responses thereto are set forth below.

I.

Prospectuses and Statements of Additional Information (“SAI”) (General Comments Apply to Registration Statement Number One and Registration Statement Number Two)

Comment 1:  Please confirm to the staff in your response letter that the disclosure in the registration statement is consistent with the Trust’s exemptive application, filed with the Commission in order to operate as an Exchange-Traded Managed Fund (“ETMF”).  Specifically, confirm that the application fully discusses the Trust’s compensation and commission arrangements.

__________________

1 Registration Statement Number One registers the following ten series:  Eaton Vance Balanced ETMF (“Balanced ETMF”); Eaton Vance Global Dividend Income ETMF (“Global Dividend Income ETMF”); Eaton Vance Growth ETMF (“Growth ETMF”) (formerly Eaton Vance Large-Cap Growth ETMF); Eaton Vance Large-Cap Value ETMF (“Large-Cap Value ETMF”); Eaton Vance Small-Cap ETMF (“Small-Cap ETMF”); Eaton Vance Stock ETMF (“Stock ETMF”); Eaton Vance Richard Bernstein All Asset Strategy ETMF (“Bernstein All Asset Strategy ETMF”); Eaton Vance Richard Bernstein Equity Strategy ETMF (Bernstein Equity Strategy ETMF”); Parametric Emerging Markets ETMF (“Emerging Markets ETMF”); and Parametric International Equity ETMF (“International Equity ETMF”).

2 Registration Statement Number Two registers the following eight series:   Eaton Vance Bond ETMF (“Bond ETMF”); Eaton Vance Floating-Rate & High Income ETMF (“Floating- Rate and High Income ETMF”); Eaton Vance Global Macro Absolute Return ETMF (“Global Macro Absolute Return ETMF”); Eaton Vance Government Obligations  ETMF (“Government Obligations  ETMF”); Eaton High Income Opportunities ETMF (“High Income Opportunities ETMF”); Eaton Vance 5-to-15 Year Laddered Municipal Income ETMF (“Laddered Municipal Income ETMF”); Eaton Vance High Yield Municipal Income ETMF (“High Yield Municipal Income ETMF”); and Eaton Vance National Municipal Income ETMF (“National Municipal Income ETMF”).  The series contained in Registration Statement Number One and Registration Statement Number Two are collectively referred to as the “Funds” and each individually a “Fund”.

Response 1:     Registrants confirm that the disclosure in the registration statements is consistent with the Trusts’ fourth amended exemptive application (“Application”), which was filed with the Securities and Exchange Commission (“Commission”) on September 25, 2014.  Registrants further confirm that the Application fully discusses any aspects of the Trusts’ compensation and commission arrangements that require exemptive relief.

Comment 2:     Please supply the undersigned with copies of any exemptive application or a citation when it is received, and any no-action request the Trust has submitted, or will submit, in connection with registration of its shares.

Response 2:

 The Application may be accessed through EDGAR using File No. 812-14139 (SEC Accession No. 0000940394-14-001310).  Shares of the Trusts will not be offered until the exemptive relief requested in the Application is issued by the Commission.  Disclosure relating to the exemptive order has been bracketed in the Amendment pending receipt of the relief.  The Trusts have not submitted, and do not plan to submit, a no-action request in connection with the registration of Fund shares.

Comment 3:   Given that the ETMF shares (“Shares”) will be listed and traded on a national securities exchange (NASDAQ), please confirm to the staff that all applicable applications have been approved by the applicable exchange.  In this regard, please inform the staff whether the exchange has approved the use of the new trading method, NAV-Based Trading.  Also, indicate whether a listing standard exists for the Funds.

Response 3:

 On February 26, 2014, The NASDAQ Stock Market LLC (“NASDAQ” or the “Listing Exchange”) filed with the Commission, pursuant to Section 19(b)(1) of the Securities Exchange Act of 1934 and Rule 19b-4 thereunder, a proposed rule change to adopt NASDAQ Rule 5745, which would govern the listing and trading of ETMF shares, and to amend related references under NASDAQ Rules 4120, 5615, IM-5615-4 and 5940.  This rule change is currently pending.  A final decision by the Commission to approve or disapprove the proposed rule change request is expected on or before November 7, 2014.

Comment 4:    Please explain why the term “Exchange-Traded Managed Fund” is not misleading to investors who may assume the Funds are traditional, managed exchange-traded funds.

Response 4:

 We do not believe that the term “Exchange-Traded Managed Fund” is misleading.  The inclusion of “Managed” in the term indicates that the subject Fund is actively managed, which differentiates the Fund from exchange-traded funds (“ETFs”), the overwhelming majority of which are index-based.  As discussed in the Application, each Trust’s registration statement, website and any advertising and marketing materials will include prominent disclosure about the ETMF structure, which will clearly distinguish the Funds from ETFs in the market.  As a condition for approval of the Application, the applicants represented that neither the Trusts nor any Fund will be advertised or marketed as an ETF, open-end investment company or mutual fund.

Comment 5:  Disclosure in the prospectus (“Additional Information About Exchange-Traded Managed Funds”) does not clearly, concisely, and in plain English describe how ETMFs operate and how they differ from traditional mutual funds or traditional exchange-traded funds. In particular, this disclosure should be revised to briefly define and explain the characteristics of a traditional “mutual fund” and a traditional “exchange-traded fund,” including the meaning of the term “net asset value” and how these funds are typically bought/sold and priced.  We recommend that this section be revised to include bullet points describing the characteristics of each type of fund, followed by bullet points explaining how ETMFs differ.  The description of ETMFs should, among other things, explain how the discount/premium is determined during the day, and what the premium/discount represents.  An example of a hypothetical purchase/sale should be included. The description of ETMFs should also include the following:

(a)

trading prices of Shares are linked to the ETMF's next-computed NAV and may vary from NAV by a market-determined premium or discount, which may be considerable;

(b)

trading in Shares does not offer the opportunity to transact intraday based on current (versus end-of-day) determinations of the Shares' value;

(c)

buyers and sellers of Shares will not know the value of their purchases and sales until the ETMF's NAV is determined at the end of the trading day;

(d)

individual Shares may only be purchased and sold on an exchange through a broker-dealer and may not be purchased or redeemed directly from an ETMF;

(e)

there can be no guarantee that an active trading market for Shares will develop or be maintained, or that their listing will continue or remain unchanged; and

(f)

an ETMF's Creation Unit basket is not intended to be representative of current holdings and may vary significantly from the ETMF's current portfolio position (e.g., plain English disclosure that the secondary market purchaser will not know, at the time of purchase, which securities a Fund is holding).

Finally, a plain English synopsis of the above should be included in the summary section for each Fund, including, among other things (1) a description of how ETMFs differ from traditional mutual funds and exchange-traded funds, (2) a concise explanation of “NAV- Based Trading”, and (3) a description of how the discount/premium is determined during the day, and what the premium/discount represents.

Response 5:   The disclosure requested under (a) through (d) and (f) above appears under “Additional Information About Exchange-Traded Managed Funds,” which now includes a bulleted list describing the manner in which ETMFs operate, followed by a comparison of ETMFs to mutual funds and ETFs.  The disclosure referred to in (e) above appears under “Market Trading Risk” in the Fund Summary and “Investment Objective & Principal Strategies and Risks.”  A new section captioned “About Exchange-Traded Managed Funds” has been added to the Fund Summary to provide summary information about ETMFs.

Comment 6:     The cover page of each prospectus should state prominently the following:

(a)

An ETMF is not a traditional mutual fund or a traditional exchange-traded fund.

(b)

Please read the risks in the prospectus which are unique to ETMFs.

(c)

An ETMF is a novel investment vehicle with no operating history.

(d)

A brief statement that prices of Shares are linked to ETMFs’ next-

computed NAV by market-determined premium or discount.

Response 6:   Additional disclosure has been added to the cover page of the prospectus, stating that Fund shares are traded on an exchange at prices linked to the Fund’s next-computed daily NAV, along with a cross-reference to the section of the prospectus that discloses the differences between ETMFs and mutual funds and ETFs.  Registrants do not believe that adding to the cover page a cross-reference to the prospectus disclosure of ETMF-specific risks is warranted.  The market trading and price correlation risks of ETMFs (which are substantially similar to risks of investing in ETFs) are the first two risks disclosed under “Principal Risks” in the Fund Summary, which we believe is sufficiently prominent.

Comment 7:      Please state in your response letter whether FINRA has reviewed and approved the proposed terms, compensation, and other considerations of any underwriting arrangements contained in the registration statement.

Response 7:   FINRA has not reviewed and approved the proposed terms, compensation and other considerations of the Funds’ underwriting arrangements.  Registrants do not believe it is standard industry practice for FINRA to provide such review or approval.  Moreover, we do not believe that the distribution arrangements for ETMFs are novel, given that they are substantially similar to the manner in which ETFs are distributed.

Comment 8:      Please inform the staff of the following:

a.

We note that Navigate Fund Solutions, LLC (“Navigate”) is an affiliate of Eaton Vance Management (“Adviser”) and that Navigate owns certain technology and patents relating to NAV-based trading.  Also, ETMF® is a registered trademark of Navigate.  Does the Adviser or the Trust compensate Navigate for the use of the patented name and/or the patented technology related to NAV-based trading?

b.

Disclose any potential conflicts of interest that may arise given the relationship  between the Adviser and Navigate.  Disclose any compensation agreements between the affiliates.

Response 8:

Prior to launch, and subject to the approval of the Board of Trustees of each Trust, the Funds are expected to enter into agreements with Navigate to license Navigate’s ETMF-related intellectual property and to receive certain associated services from Navigate.  Disclosure of this arrangement and any potential conflicts of interest will be included in each Fund’s prospectus under “Management and Organization – ETMF Licensing and Services Agreement.”

Comment 9:   The prospectus (as well as the SAI) uses phrases that imply, or state, that the Funds may invest in other types of securities that are not disclosed.  For example, the following terms appear: “such as.., including…, other…, generally…, normally . . .” (Emphasis added.) Please attempt to limit the use of these terms and revise the disclosure, to the extent possible, to clarify what the terms are meant to imply.

Response 9:  The disclosure has been revised as requested in each Fund’s Summary to the extent possible.

Comment 10:  We note that the term “since its inception” is used in reference to the length of time Portfolio Managers managed the Trust.  In the interest of clarity, please provide the date of inception in substitution of that phrase.

Response 10:

The disclosure has been revised as requested.

Comment 11:   The Principal Investment Strategies disclosure for each Fund states that the Fund has the ability to lend its securities.  Please supplementally inform the staff whether the Funds anticipate doing so, and if so, disclose to whom and under what terms the securities will be lent.

Response 11:  We have reviewed each Fund’s disclosure regarding securities lending and made changes accordingly. As reflected in the Amendment, securities lending is only disclosed in the Fund Summary for a Fund that intends to lend securities as a principal investment strategy.

As described under “Securities Lending” in “Additional Information About Investment Strategies” in each Fund’s SAI, a Fund may lend its portfolio securities to major banks, broker-dealers and other financial institutions in compliance with the Investment Company Act of 1940, as amended (“1940 Act”).  Each Trust expects to establish a securities lending agreement with an unaffiliated securities lending agent pursuant to which each Fund may lend portfolio securities to qualified borrowers in exchange for collateral consisting of either cash or U.S. Government securities in an amount at least equal to the market value of the securities on loan. The market value of securities loaned is determined daily and any additional collateral may be delivered to or received by the Fund on the next business day. Cash collateral will be invested in Eaton Vance Cash Collateral Fund, LLC (“CCF”), a privately offered investment company managed by Eaton Vance Management holding high quality, U.S. dollar-denominated money market instruments. The Fund expects to earn interest on the amount invested in CCF and will be required to pay loan rebate fees to borrowers computed as a varying percentage of the collateral received.   The Fund will pay a portion of income earned on the collateral invested in CCF to the securities lending agent for its services.

Comment 12:   We note that the Principal Investment Strategies and Principal Risks of all Funds address investing in derivatives.  In this regard, please disclose the maximum amount of assets that each Fund will invest in derivatives.  In general, See Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute.  This comment applies to other sections in the filing for all of the Funds that contain the same or similar disclosure.

Response 12:  No Fund has a stated limit on the amount of assets it is permitted to invest in derivatives.  Disclosure has been added to the Fund Summary of each Fund that utilizes derivatives as part of its principal investment strategy disclosing the absence of any such limit.

Comment 13:   When a Fund invests in common stocks, please disclose the market capitalization range.

Response 13:  Disclosure has been added to note a specific range where applicable.  In other instances, disclosure has been revised to clarify that a Fund may invest in companies with a broad range of market capitalizations.

Comment 14:

  If a Fund is subject to 1940 Act Rule 35d-1(the “names rule”), please add “net assets plus any borrowings for investment purposes” in the investment strategy.

Response 14:  The disclosure has been revised to include the parenthetical “(plus any borrowings for investment purposes)” to Principal Investment Strategies for any of the Funds subject to Rule 35d-1.

II.

REGISTRATION STATEMENT NUMER ONE (Prospectus Number One (Balanced ETMF, Global Dividend Income ETMF, Large-Cap Growth ETMF, Large-Cap Value ETMF, Small-Cap ETMF, Stock ETMF))

Balanced ETMF (page 3)

Fees and Expenses of the Fund

Comment 15:   Please confirm that the fee table includes fees required by Item 3 of Form N-1A, specifically ETF fee table requirements:

a.

Modify the narrative explanation to state that investors may pay brokerage commissions on their purchases and sales of Fund shares, which are not reflected in the example. See Instruction 1(e) (i) to Item 3 of Form N-1A.

b.  The prospectus does not state the amount whether the Fund redeems shares in creation units of not less than 25,000 shares each, exclude any fees charged for the purchase and redemption of the Fund’s creation units.  See Instruction 1(e) (ii) to Item 3 of Form N-1A.

Response 15:

    Registrants confirm that the Funds’ fee tables will include all fees required by Item 3 of Form N-1A, including the fee table requirements that would apply if the Funds were ETFs.

a.   The requested disclosure appears as the fourth sentence under “Fees and Expenses – Example” in the Fund Summary.

b.   Any Fund that issues and redeems shares in Creation Units of 25,000 or more shares will exclude fees charged for the purchase and redemption of Creation Units from its fee table; conversely, any Fund that issues and redeems shares in Creation Units of less than 25,000 shares will include purchase and redemption fees in its fee table as required by the instructions to Form

N-1A applicable to ETFs.  Registrants currently expect the Funds to issue and redeem shares in Creation Units of at least 25,000 shares.

Comment 16:    The line item titled “Distribution and Service (12b-1) Fees” shows “n/a” for the fee.  Given that the Trusts do not charge said fees, please consider deleting the line item.

Response 16:  We have not deleted the line from the fee table because we want to ensure that investors understand that the Funds do not pay distribution and service fees; however, “n/a” has been replaced with “none” in each Fund’s fee table.

Comment 17:  The Trust may also engage in covered short sales.  Please confirm that an estimate of the expenses associated with short sales is included in Other Expenses in the fee table.

Response 17:   The Trust confirms that an estimate of the expenses associated with short sales, if any, will be included in the “Other Expenses” line item of the fee table for each Fund that will engage in such transactions.

Comment 18:   Please remove “(estimated)” from the “Other Expenses” caption.

Response 18:  The parenthetical has been removed from the caption as requested and a footnote has been added below the fee table.

Principal Investment Strategies

Comment 19:  This section states that each Fund “may lend its securities.” Please disclose whether the each Fund will, or is likely to engage in securities lending and provide appropriate risk disclosure.

Response 19:    Please see response to Comment 11 above.  Please see “Securities Lending Risk” under “Principal Risks – Securities Lending” in “Fund Summaries – Balanced ETMF” for the requested risk disclosure.

Comment 20:  The Trust may invest in “other pooled investment vehicles.” Please clarify the types of “pooled investments” and whether they will be registered or privately offered.  We may have additional comments.

Response 20:  The pooled investment vehicles in which the Fund may invest are other open-end registered investment companies, including exchange-traded funds and affiliated and unaffiliated mutual funds.  The Fund also may invest in Eaton Vance Cash Reserves Fund, LLC (used as a cash sweep vehicle) and CCF (used to invest cash collateral received from securities lending activity), privately offered investment companies affiliated with the Adviser.  Information about these affiliated investment vehicles can be found under “Cash and Cash Equivalents” in “Investment Objective & Principal Policies and Risks” in each Fund’s prospectus, and under “Securities Lending” in “Additional Information About Investment Strategies” in each Fund’s SAI.

Comment 21:  Please explain the use of the term “usually” in the first sentence of the first paragraph of the Principal Investment Strategies.  Also explain when and why the investment allocations will not be within the stated bands.

Response 21:  The disclosure has been revised to read, “Under normal market conditions, the Fund invests between . . .”

Comment 22:   Given that the Fund has “Balanced” in its name, please disclose that the Fund will invest at least 25% of its assets in fixed income senior securities and at least 25% of its assets in equities.  See  Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001).

Response 22:  The first paragraph under “Principal Investment Strategies” in the Fund Summary states that the Fund will invest between 50% and 75% of its net assets in equity securities and between 25% and 50% of its net assets in fixed-income securities consistent with guidance provided in Investment Company Act Release 24828, at n. 42 (Jan. 17, 2001).   As such, no additional disclosure has been added.

Comment 23:  Disclosure indicates that the Fund’s portfolio manager seeks companies that have “sustainable earnings and cash flow, a strong and durable financial profile, secular and cyclical growth prospects, and the ability to maintain a competitive position within its industry”; elsewhere, disclosure indicates the Fund will invest in junk bonds.  How can the second strategy be compatible with the first?

Response 23: The disclosure has been revised to clarify that the above-referenced disclosure relates to equity investments.  It has also been revised to include the buy and sell strategy for fixed-income securities, which was inadvertently omitted from the initial filing.

Principal Risks

Comment 24:  We note that there is a “Smaller Company Equity Risk,” however there is no mention of investing in smaller company equities in the principal investment strategy.  Please reconcile.

Response 24:  The disclosure has been revised to clarify that the Fund may invest in companies with a broad range of market capitalizations, including smaller companies.

Comment 25:  The “Market Trading Risk” section states that buying and selling shares may require you to pay brokerage commissions and expose you to other trading costs.  (Emphasis added.) Please clarify whether this statement should be revised to state “will require.”

Response 25:  We believe “may require” is more accurate than “will require.”  We expect a portion of Fund shares to be held through broker-dealer fee-based advisory programs that do not charge brokerage commissions on client transactions.

Comment 26:  The list of risks includes “Foreign and Emerging Market Investment Risk.” Please inform the staff whether the Funds will invest in Russia and/or Ukraine.”  If applicable, please expand this risk to include any special risks in investing in Russia and Ukraine.  We may have additional comments.

Response 26:  This Fund does not invest in Russian or Ukrainian securities as a principal investment strategy.  Disclosure of the risk of sanctions has been added to “Investment Objectives & Principal Policies and Risks – Foreign and Emerging Market Investments.”

Comment 27:  Please add a risk attendant to short sales, if applicable, to the Fund’s principal investment strategy.

Response 27:  The Fund does not intend to engage in short sales as a principal investment strategy.  The reference to the Fund’s ability to engage in short sales has been deleted from the Fund Summary.

Global Dividend Income ETMF (page 7)

Comment 28:  All comments above apply to similar disclosure.

Response 28:  The Fund acknowledges that all comments above apply to similar disclosure and has incorporated changes where applicable.

Comment 29:  The name of the Fund includes the word “Global.” Given that the term “global” is in the Fund’s name, please expressly describe how the Fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.”  See  Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001).  For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (i.e., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located outside the United States or doing a substantial amount of business outside the United States.

Response 29: The Fund has added a policy stating that, under normal market conditions, it will invest significantly (i.e., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies domiciled outside the United States as requested.

Comment 30: Please disclose what is meant by companies “located in” developed and/or emerging countries.

Response 30:  The requested disclosure has been added.

Comment 31:   The third sentence of the first paragraph states that the Fund may invest 25% or more of its assets in each of the utilities and financial services sectors.  Will the Fund “concentrate” as the term is used in the 1940 Act?  We note that the SAI concentration policy states the Fund will not concentrate.  Please harmonize the disclosure, if necessary.  Please clarify whether execution of the Fund’s strategy would result in 50% of the Fund’s assets being invested in these two sectors.  Clarify how these investments would co-exist with the Fund’s Global (foreign and emerging market) investments.   Also, please specifically describe the risk attendant to the utilities and financial services sectors.

Response 31:  The disclosure has been revised to delete the reference to the utility sector. The Fund will not concentrate in any one industry as that term is used in the 1940 Act.  The Fund may invest 25% or more of its net assets in the financial sector, but it will not invest more than 25% of its net assets in any one industry within that sector.  Financial sector investments will include foreign or emerging market companies that are classified within this sector.  The Fund’s risk disclosure has been enhanced to describe the risk attendant to the financial sector.

Comment 32:  As you are probably aware, the political situation in Russia and Ukraine has continued to develop over the past few weeks. Given that the Fund will invest in foreign and emerging markets, to the extent that the Fund expects that it will have exposure to Russian or Ukrainian securities, please consider whether the Fund should include specific risk disclosure relating to those countries and/or the events unfolding in the regions. We may have further comments.

Response 32:  This Fund does not invest in Russian or Ukrainian securities as a principal investment strategy.  Disclosure of the risk of sanctions has been added to “Investment Objectives & Principal Policies and Risks – Foreign and Emerging Market Investments.”

Comment 33:  We note that there is no line item in the Fee table for Acquired Fund Fees and Expenses (“AFFE”).  However, the principal investment strategies include investing in other pooled investment vehicles.   If the Fund expects to have AFFE greater than one basis point of its average net assets, please include a line noting these expenses in the fee table.  If included as a separate line item, please also disclose in a footnote to the table that AFFEs are based on estimated amounts for the current fiscal year.

Response 33:  The Fund’s AFFE are not expected to exceed one basis point of its average net assets.  As such, no change has been made.

Comment 34:  The “Sector Risk” states that the Fund may invest a “significant portion” of its assets in the utilities and financial services sectors.  Given that a significant portion will be invested in these two sectors, please disclose what aspect of those sectors will be invested in.

Response 34:  As noted in response to Comment No. 31 above, references to the utilities sector have been deleted.  A general description of the financial sector has been added to “Principal Investment Strategies” in the Fund Summary.

Comment 35:   The Trust may invest in REITs.  Please clarify the whether they will be registered or privately offered.  We may have additional comments.

Response 35:   If the Fund invests in REITS, such securities will be registered and publicly traded.  The disclosure has been revised accordingly.

Large-Cap Growth ETMF (page 11)

Comment 36:   All comments above apply to similar disclosure.

Response 36:  The Fund acknowledges that all comments above apply to similar disclosure and has incorporated changes where applicable.

Comment 37:  The third sentence of the first paragraph states that large-cap companies are those companies with market capitalization equal to or greater than the median capitalization of companies included in the Russell 1000 Growth Index.  Please disclose the dollar capitalization range the Fund will consider large-cap companies or the capitalization range reflected in that Index.

Response 37:   The requested disclosure has been added.

Large-Cap Value ETMF (page 14)

Comment 38:   All comments above apply to similar disclosure.

Response 38:   The Fund acknowledges that all comments above apply to similar disclosure and has incorporated changes where applicable.

Comment 39:  The third sentence of the first paragraph states that large-cap companies are those companies with market capitalization equal to or greater than the median capitalization of companies included in the Russell 1000 Value Index.  Please disclose the dollar capitalization range the Fund will consider large-cap companies or disclose the capitalization range in that Index.

Response 39: The requested disclosure has been added.

Comment 40:   The risk factors include “Contingent Pricing Risk.” Given that Large-Cap Value ETMF will invest up to 25% of its total assets in foreign securities, some of which may be located in emerging markets, please disclose how NAV-Based Trading operates when foreign markets are involved.

Response 40:  The “Contingent Price Risk” of ETMFs applies similarly to purchases and redemptions of mutual fund shares.  If the underlying value of a fund’s assets increases between the time an ETMF buy order is executed (or a mutual fund purchase order is submitted) and the time later that day when the fund’s daily NAV is determined, the investor will pay a higher price per share than if the purchase price were determined immediately upon trade execution.  Similarly, if the underlying value of a fund’s assets declines between the time an ETMF sell order is executed (or a mutual fund redemption order is submitted) and the fund’s NAV determination time later that day, the investor will receive a lower price per share than if the sale (or redemption) price were determined at trade execution.  This is what is meant by “Contingent Price Risk.”

Investors who buy or sell shares of Funds investing in foreign securities may be subject to Contingent Price Risk even if they transact after the local market close of the underlying fund investments. As disclosed under “How Net Asset Value is Determined,” for foreign equity securities that meet certain criteria, the Trustees have approved the use of a fair value service that values such securities to reflect market trading that occurs after the close of the applicable foreign markets of comparable securities or other instruments that have a strong correlation to the fair-valued securities.  Such fair value pricing of foreign securities is commonly used by mutual funds and ETFs and is intended to reduce the risk of time zone arbitrage.

Secondary market trading of ETMFs that hold foreign investments, including emerging market instruments, will take place in the same manner as for ETMFs whose holdings are limited to U.S. investments.  Both domestic and global ETMFs may include in their Baskets both current portfolio positions and cash.  An ETMF holding investments that do not trade during U.S. market hours can still trade with tight bid-offer spreads and narrow premiums/discounts to NAV by substituting cash for such portfolio positions in its Basket composition.  Unlike for ETFs, portfolio holdings that are not included in an ETMF’s Basket do not influence how tightly the ETMF will trade.

Comment 41: Please add a risk factor disclosing risks attendant to investing in large capitalization value companies.

Response 41:  The requested disclosure has been added.

Small-Cap ETMF (page 17)

Comment 42:    All comments above apply to similar disclosure.

Response 42:  The Fund acknowledges that all comments above apply to similar disclosure and has incorporated changes where applicable.

Comment 43:   The first paragraph states that the Fund has an 80% Policy of investing in equity securities of small-cap companies.  This paragraph also states that the Fund may also invest in “larger companies.” Please disclose the meaning of that term and the companies’ capitalization range.

Response 43:  The disclosure has been revised to indicate that larger companies are those larger than small-cap companies as defined in the disclosure.

Comment 44:   This risk section includes a section titled “Real Estate Investment Trust Risk.”  It appears that investing in REITs is not a principal investment strategy of the Small-Cap ETMF. Please reconcile.

Response 44:  Please see the disclosure at the end of the first paragraph under “Principal Investment Strategies” stating the Fund’s policy to invest up to 10% of its net assets in real estate investment trusts.  As such, no change has been made.

Stock ETMF (page 20)

Comment 45:   All comments above apply to similar disclosure.

Response 45:  The Fund acknowledges that all comments above apply to similar disclosure and has incorporated changes where applicable.

Comment 46:   The first paragraph states that the Fund has an 80% Policy of investing in stocks.  Please disclose the types of stocks, e.g., common, preferred, in which the Fund will invest. This paragraph also states that the Fund may also invest in “other pooled investment vehicles.” Will the Fund invest in hedge funds, REITs, ETFs or other types of investment companies? Please explain the meaning of “pooled investment vehicles” and indicate the percentage of assets the Fund may invest in them.

Response 46:  Disclosure has been added to clarify the types of stocks in which the Fund will invest.  Disclosure also has been added to clarify that the Fund may invest in ETFs and affiliated and unaffiliated mutual funds to the extent permitted by the 1940 Act or exemptive relief.  As noted in response to Request No. 20, the Fund may also invest in two private investment companies for management of cash and securities lending collateral.  The Fund does not invest in REITs as a principal investment strategy.

Comment 47:   This section includes a risk titled “Smaller Company Equity Risk.”  It appears that investing in smaller companies is not a principal investment strategy of Stock ETMF.  Please reconcile.

Response 47:  Disclosure has been added stating that the Fund may invest in companies with a broad range of market capitalizations, including smaller companies.

Comment 48:   We note that principal risks include “Foreign and Emerging Market Investment Risk.” The Stock ETMF’s principal investment strategy does not include investing in foreign and emerging markets.  Please reconcile.

Response 48:  Please see the first paragraph under “Principal Investment Strategies,” which states that the Fund may invest up to 25% of its assets in foreign securities, some of which may be issued by companies domiciled in emerging market countries.

Prospectus Number Two (Bernstein All Asset Strategy ETMF and Bernstein Equity Strategy ETMF)

Bernstein All Asset Strategy ETMF (page 3)

Comment 49:   All comments above apply to similar disclosure.

Response 49:  The Fund acknowledges that all comments above apply to similar disclosure and has incorporated changes where applicable.

Comment 50:   The last sentence in the second paragraph in the principal investment strategy section states that there is no stated limit on the Fund’s use of derivatives.  Please inform the staff, whether this strategy is appropriate for a fund with “All Asset Strategy” in its name.

Response 50:  As noted under “Principal Investment Strategies” the Fund may engage in derivative transactions as a substitute for the purchase or sale of securities, currencies or commodities.  We believe that it is appropriate for the Fund to have the flexibility to use derivatives as a substitute for securities when investing its assets within the ranges described in the Fund Summary.

Comment 51:  This risk section includes risks titled “Smaller Company Equity Risk,” “Real Estate Investment Trust Risk,” “Municipal Bond Risk,” and “Risk of Lower Rated Investments.” The Principal Investment Strategies of Bernstein All Asset Strategy ETMF do not include investing in these entities.  Please reconcile.

Response 51:  The fifth paragraph under “Principal Investment Strategies” states that the Fund may invest in stocks of companies of any capitalization (including smaller companies), real estate investment trusts, municipal obligations and fixed-income securities of any credit quality.  As such, no change has been made.

Bernstein Equity Strategy ETMF (page 8)

Comment 52:   All comments above apply to similar disclosure.

Response 52:  The Fund acknowledges that all comments above apply to similar disclosure and has incorporated changes where applicable.

Comment 53:   Please state how the Fund values derivatives for purposes of Fund’s 80% investment policy. We note that derivatives are valued at market value and not at notional value.

Response 53:  The Fund will value derivatives based on market value for purposes of the Fund’s 80% investment policy.

Comment 54:   The risk section includes a section titled “Smaller Company Equity Risk.” It appears that these investments are not a principal investment strategy of the Bernstein Equity Strategy ETMF.  Please reconcile.

Response 54:  The first paragraph under “Principal Investment Strategies” states that the Fund may invest in stocks of companies of any capitalization, including smaller companies.

Prospectus Number Three (Parametric Emerging Markets ETMF and International Equity ETMF)

Parametric Emerging Markets ETMF (page 3)

Comment 55:   All comments above apply to similar disclosure.

Response 55:  The Fund acknowledges that all comments above apply to similar disclosure and has incorporated changes where applicable.

Comment 56:   The first paragraph of the principal investment strategy section states that the Fund intends to invest primarily in securities listed in the MSCI Emerging Markets Index or the MSCI Frontier Markets Index.  Please briefly disclose which countries are listed in these indices.

Response 56: The MSCI Emerging Markets Index and the MSCI Frontier Markets Index consist of 24 countries and 23 countries, respectively.  We do not think that it is consistent with summary prospectus disclosure to name each of these 47 countries in the Fund Summary.

Comment 57:   The risk section includes a section titled “Smaller Company Equity Risk.” It appears that these investments are not a principal investment strategy of Parametric Emerging Markets ETMF.  Please reconcile.

Response 57:  Disclosure has been added stating that the Fund may invest in companies with a broad range of market capitalizations, including smaller companies.

Parametric International Equity ETMF (page 7)

Comment 58:   All comments above apply to similar disclosure.

Response 58:  The Fund acknowledges that all comments above apply to similar disclosure and has incorporated changes where applicable.

Comment 59:   The first sentence of the first paragraph of the section titled “Principal Investment Strategies,” states that the Fund will invest at least 80% of its net assets in a diversified portfolio of equity securities (the “80% Policy”).  The name of the Fund includes the word “International.” Given that the term “international” is in the Fund’s name, please expressly describe how the Fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See  Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001).  , the Fund could include a policy that, under normal market conditions, it will invest significantly (i.e., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located outside the United States or doing a substantial amount of business outside the United States.

Response 59:  The second sentence of the first paragraph of the section titled “Principal Investment Strategies,” states that the Fund invests primarily in companies domiciled in developed markets outside of the United States.  Registrant believes this disclosure is consistent with the guidance set forth in Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001).

Comment 60:   The risk section includes a section titled “Smaller Company Equity Risk.” It appears that these investments are not a principal investment strategy of Parametric International Equity ETMF.  Please reconcile.

Response 60:  Disclosure has been added stating that the Fund may invest in companies with a broad range of market capitalizations, including smaller companies.

Important Information Regarding Fund Shares

Applies to all Prospectuses

Purchase and Sale of Fund Shares (p. 23)

Comment 61:   Please describe in detail how the market-determined premium or discount is actually determined. Please clarify that while it “may be zero”, it may be significantly greater.  We suggest that the Funds include an example of premium and discount numbers and how they would affect the NAV.

Response 61:  The requested disclosure has been added.

Comment 62:    Please give a brief example of a purchase and sale of Trust shares in contrast to how they are made with ETFs and traditional mutual funds.

Response 62:  The requested disclosure has been added.

Comment 63:   Please disclose buyers and sellers will not know their purchase and sale prices until the Fund’s NAV is determined at the end of the trading day.

Response 63:   The requested disclosure has been added.

Portfolio Turnover (p. 30)

Comment 64:   This section states that the annual portfolio turnover rate of the Funds may exceed 100%.  If this is likely or certain, please include appropriate risk disclosure in the summary prospectus.

Response 64:  The requested risk disclosure is currently included in “Dividend Capture Trading Risk” under “Principal Risks” in the Fund Summary for Global Dividend ETMF.  The portfolio turnover rate of each other Fund is not likely or certain to exceed 100%.

Investment Objective & Principal Policies and Risks (p. 24)

Comment 65:   This section includes a subsection titled “Credit Derivatives” where it states that credit derivatives include, among other things, credit default swaps, total return swaps, and interest rate swaps.  Given that the Funds may engage in transactions involving total return swaps, please disclose that when a fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979).  Please note that the Commission has issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act.  See Investment Company Act Release No. 29776 (Aug. 31, 2011).  Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response 65:  The second paragraph under “Investment Objectives & Principal Policies and Risks - Derivatives” states that the Funds are required to segregate liquid assets or otherwise cover obligations created by a transaction that may give rise to leverage.  As such, no additional disclosure has been added.

Comment 66:   This section includes sections titled “Foreign and Emerging Market Investments” and “Foreign Currencies.”  If appropriate, please add disclosure regarding unique risks in investing in Russia or Ukraine.

Response 66:  Disclosure concerning sanctions in general and their associated risks has been added as a second paragraph in “Foreign and Emerging Market Investments” under “Investment Objectives & Principal Policies and Risks” in the applicable Prospectuses.

Comment 67:   In the sub-section titled “Market Trading Risks,” the prospectus states trading prices of shares may be above, at or below NAV, will fluctuate in relation to NAV based on supply and demand in the market for shares and other factors, and “may vary significantly from NAV during periods of market volatility.” This disclosure differs significantly from the disclosure in the next section titled Additional Information About Exchange-Traded Managed Funds which states a premium or discount example of +$0.01, -$0.02.  Please explain the basis for using small numbers.  Please supplementally inform the staff why using smaller numbers is appropriate, given that prior disclosure suggests that variation could be significant.  We may have additional comments, depending on the response.

Response 67:  Under normal market conditions, Registrants expect Fund shares to trade at prices that are consistently close to NAV because (i) trading in Fund shares provides market  makers with opportunities to earn reliable, low-risk profits without intraday hedging and (ii) Fund  shares will trade in a transparent manner (i.e., the execution cost relative to the NAV is known) on  the Exchange.  Competition among market makers seeking to earn reliable, low-risk profits should enable the Funds to routinely trade at tight bid-ask spreads and narrow premium/discounts to NAV.  In periods of market volatility, when the supply and demand for Fund shares may be out of balance, it is possible that the premium or discount for Fund shares may widen.  The disclosure of this possibility is also found in ETF prospectuses.

Additional Information about Exchange-Traded Managed Funds (p. 31) Applies to all Prospectuses

Comment 68:   The section contains multiple references to “NAV”, but does not define the term.  Please define NAV where it is first mentioned in this section.  For the same reason, please define “Creation Unit quantities.”

Response 68:  The requested disclosure has been added.

Comment 69:   We note that the paragraph beginning “Different from conventional ETF trading…,” is misleading because, in actuality, intra-day indicative values and market prices (whether purchasing at a premium or at a discount) are readily available for ETFs.   Please revise.

Response 69:  The referenced statement refers to the fact that the price at which each order to buy or sell ETMF shares is executed is at a stated premium or discount to the ETMF’s next determined NAV.  The executed premium/discount provides a direct measure of the investor’s cost to execute the trade.  An ETF does not provide this transparency.  While market trading prices of ETFs are readily observable, the nearest available intraday indicative value (“IIV”) of an ETF is, at best, an imprecise estimate of underlying fund value at the time of a particular share trade.  For ETFs holding foreign or illiquid investments, the nearest available IIV may be a highly misleading indicator of trade execution costs due to reliance on stale pricing data in determining the IIV.  In contrast to ETFs, ETMFs do not require dissemination of timely and accurate IIVs to enable investors to determine their trading costs because ETMF trade execution costs are directly observable as the premium or discount to NAV at which trades are executed.

Comment 70:   Please add to the summary risk disclosure the statement that “investors should be aware that investments made by an ETMF and the results achieved by the ETMF at any given time are not expected to be the same as those made by other funds for which Eaton Vance (or an affiliate) acts as investment adviser, including funds with names, investment objectives and policies similar to a Fund.”

Response 70:  The requested disclosure has been added.

Comment 71:    This section discloses that the need for “full portfolio transparency to achieve tight markets in ETMF shares is eliminated.” We note that the lack of portfolio transparency may be a risk factor for retail investors.  Accordingly, please add risk disclosure in the summary.

Response 71:   We do not believe that the lack of full daily holdings disclosure poses a material risk for ETMF investors.   Different from ETFs, ETMFs offer market makers a profit opportunity that is not based on the ability to arbitrage differences between fund trading prices and underlying portfolio values or requiring the management of intraday market risk.  As such, the mechanism that connects trading prices of Fund shares to NAV in NAV-Based Trading does not require contemporaneous disclosure of portfolio holdings to function effectively.  Moreover, by not disclosing their full holdings on a daily basis, ETMFs can avoid tipping the marketplace on current fund trading activity, thereby protecting themselves against the dilutive effects of other market participants front-running fund trades.

As stated under “Portfolio Holdings Disclosure,” the portfolio holdings disclosures of ETMFs will comply with the requirements that apply to mutual funds.  We believe such requirements provide investors with adequate information to assess a fund’s investment objective, principal investment policies and current portfolio positioning.  We are not aware of mutual funds that identify lack of portfolio transparency as a risk factor for investors. Accordingly, we believe that ETMFs should not be required to do so.

How Net Asset Value is Determined

Comment 72:   The third sentence states that Fund shares trade in the secondary market at a Fund’s next- computed NAV “plus a market-based premium or discount determined at the time of trade execution.”  Please disclose when a shareholder will be certain of the price paid for shares.

Response 72:  The requested disclosure has been added.

Comment 73:   Please disclose the identity the members of the Valuation Committee and to whom they will report.  We note that the SAI does not include a discussion of a Valuation Committee.

Response 73:  The Valuation Committee referred to under “How Net Asset Value is Determined” is a committee of the investment adviser and not a standing committee of the Trusts’ Boards of Trustees, subject to disclosure required under Item 17 of Form N-1A.  As such, we do not believe the requested disclosure is required under Form N-1A.

Buying and Selling Shares

Comment 74:   The paragraph titled “Intraday Indicative Values” (“IIVs”) discloses that IIVs may vary significantly from closing NAVs.  Please highlight that the result is that a shareholder may not know the price of a share until after it is purchased or sold. Please add this paragraph to the Summary section.

Response 74:   Disclosure that the final transaction price for Fund shares is determined at the end of the trading day appears under “About Exchange-Traded Managed Funds” in the Fund Summary.

Comment 75:   With respect to the section titled “Creations and Redemptions,” please explain to us how significant the front-running costs would be and what, if anything, ETFs do to limit front- running.

Response 75:  Front-running costs may result when other market participants gain advance  knowledge of a fund’s future trading activity.  Such costs are reflected as a higher price to execute  fund purchases or a lower price to execute fund sale transactions.  The dilutive effect on a fund’s returns may be considerable, particularly when front-running occurs on a recurring basis or in individual circumstances in which the volume of anticipated fund trading activity is large in relation to the available liquidity in the traded instrument.  ETFs (and other funds) that disclose their full holdings on a current daily basis are susceptible to front-running whenever the pattern of their day-to-day changes in holdings is predictive of future fund trading activity.  Smaller ETFs may seek to limit their exposure to front-running by restricting purchases or sales of individual instruments to a single trading day.  Once the volume of an ETF’s intended purchase or sale activity in a traded instrument becomes sufficiently large in relation to the available liquidity, however, executing the trade in one trading day may no longer be practical.

Comment 76:   The last paragraph in this section states that the Fund has received exemptive relief to permit registered investment companies to invest in Fund shares beyond the limits of section 12(d)(1)(A) of the 1940 Act.   Please clarify whether this exemptive relief has been received or is expected to be received by the Trust.

Response 76:  The Funds will not launch until the referenced exemptive relief has been received.  The disclosure relating to the exemptive relief has been bracketed in the Amendment pending receipt of the relief.

Statement of Additional Information for Registration Statement Number One

Comment 77:   We note that there are numerous blank pages in the filing and assume that this is a printing issue.  Please confirm that the final filing will not have numerous blank pages.

Response 77:  The Trust confirms that the final filing will be complete and will not contain any missing information.

Comment 78:    Disclosure in the sections titled “Taxation of the Subsidiary” and “Investments in the Subsidiary” indicates that the Funds may invest in Subsidiaries organized under the laws of the Cayman Islands, yet there is no mention of any such Subsidiaries in the prospectus. Please clarify, or delete this section.  Also, the reference to an IRS private letter ruling appears to be boilerplate.  If it is not applicable to the Funds, please delete.

Response 78:  The SAI for each Eaton Vance fund contains a “Definitions” section and also a table under the section entitled “Strategies and Risks” listing categories of investments and investment practices utilized by one or more Eaton Vance funds.  A category is checked in the table only if the investment or investment practice is permitted for the fund included in such SAI.  The references to a subsidiary in a Fund’s SAI refer generally to a wholly-owned subsidiary of an Eaton Vance fund as described in that fund’s prospectus, if applicable.  If a Fund’s prospectus does not identify a subsidiary, and the applicable category entitled “Investments in the Subsidiary” is not checked in the table contained in the Fund’s SAI, such references are not applicable.  Similarly, the “Taxes” section in the SAI of each Eaton Vance fund contains a summary of some of the tax consequences affecting one or more Eaton Vance funds. The “Taxation of the Subsidiary” paragraph is intended only to apply to the extent a Fund may invest in the subsidiary as described in the prospectus.  Each Eaton Vance fund that may invest in a subsidiary has either applied for or received from the IRS a private letter ruling or has received advice from counsel relating to the treatment of the income allocated to the Fund from the subsidiary for purposes of the Fund’s status as a regulated investment company under the Internal Revenue Code.  As such, the current disclosure has not been revised.

Comment 79:   If a Fund will invest in foreign subsidiaries, the Fund should provide the following disclosure:

(a)

Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

(b)

Disclose that each investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a) (20) of the 1940 Act.  The investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

(c)

Disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17).  Identify the custodian of the Subsidiary.

(d)

Disclose: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Subsidiary is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

(e)

Disclose, as appropriate, whether any of the Subsidiary’s principal investment strategies or principal risks constitute principal investment strategies or risks of the fund.  The principal investment strategies and principal risk disclosures of a fund that invests in a Subsidiary should reflect aggregate operations of the fund and the Subsidiary.

(f)

Confirm that the financial statements of the Subsidiary will be consolidated with those of the Fund.

(g)

Confirm in correspondence that: (1) the Subsidiary’s expenses will be included in the Fund’s prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (3) the Subsidiary and its board of directors will agree to inspection of the Subsidiary’s books and records by the staff; and (4) the Subsidiary’s board of directors will sign the Fund’s registration statement.

Response 79:  Currently, only Global Macro Absolute Return ETMF intends to invest in a subsidiary domiciled in the Cayman Islands.  The disclosure requested under (a) through (c) above has been added under “Organization and Management of Wholly-Owned Subsidiary” under “Management and Organization” in the Fund’s SAI.  The disclosure requested under (d) and (e) is contained in “Principal Risks – Tax Risk” and Principal Investment Strategies, respectively, in the Fund Summary.  The Fund acknowledges that the principal investment strategies and principal risk disclosures of the Fund should reflect aggregate operations of the Fund and Subsidiary. In addition, the Fund confirms that the financial statements of the Subsidiary will be consolidated with those of the Fund. The Fund further confirms that: (1) the Subsidiary’s expenses will be included in the Fund’s prospectus fee table; (2) the Subsidiary and its sole director will agree to designate an agent for service of process in the United States; (3) the Subsidiary and its sole director will agree to inspection of the Subsidiary’s books and records by the staff; and (4) the Subsidiary’s sole director will sign the Fund’s registration statement.

Comment 80:   We note that the Management and Organization section (and other sections in the SAI) is subject to completion, but contains numerous bracketed sections.  We may have further comments once this section is completed.

Response 80: The Trust acknowledges this comment and notes that the “Management and Organization” section contained in the SAI for the Trust’s final filing will be complete.

Comment 81:   Please confirm that the substantive terms of all advisory contracts are fully described in the SAI.

Response 81: The Trust will be adding advisory fee information to the prospectus and SAI of each Fund in a subsequent amendment.  All other substantive terms of all advisory contracts are fully described in the SAI.

Comment 82:   In the section titled “Calculation of Net Asset Value,” please disclose what if any input the Valuation Committee will have on the Board’s approved procedures established for purposes of determining the Fund’s NAV.

Response 82:  As noted in response to Comment 73, the Valuation Committee is not a standing Committee of the Board.  As such, no additional disclosure has been added.

Comment 83:   If possible, the headings in the table for Investment Types permitted for or relevant to each fund should include the full name of the Funds in order to make the table more reader friendly.  (We note that the SAIs for the prospectuses number one and two include such headings which makes the table more reader friendly.)

Response 83:  Including the full name of each Fund contained in a combined SAI with multiple Funds would cause the table to split and be less reader-friendly for investors.  Each combined SAI contains a list of the abbreviations used in the table header in the section immediately preceding such table.  To make these abbreviations more prominent, we have made them bold.

Comment 84:   Investment Restriction number (7) states that the Fund may not invest more than 25% in securities of companies in any one industry.   However, the Global Dividend Income ETMF contains a “Sector Risk” which states that the Fund may invest a “significant portion” of its assets in the utilities and financial services sectors.  Please clarify and, if appropriate, please disclose this in this investment restriction.

Response 84:  As discussed in the response to Comment 31, Global Dividend Income ETMF may invest over 25% of its net assets in the financial sector but will not invest more than 25% of its assets in any one industry.  As such, no additional disclosure has been added.

III.

Prospectus Number One (Bond ETMF, Floating-Rate High Income ETMF, Global Macro Absolute Return ETMF, Government Obligations ETMF and High Income Opportunities ETMF)

Bond ETMF (page 3)

Comment 85:   All comments above apply to similar disclosure.

Response 85:  The Fund acknowledges that all comments above apply to similar disclosure and has incorporated changes where applicable.

Comment 86:   Please explain the use of the term “other income instruments” in the first sentence of the first paragraph of the Principal Investment Strategies.  How does investing up to 80% of net assets in “other income instruments” comport with a bond fund?

Response 86: The term “income instruments” has been replaced with “fixed and floating-rate income instruments” in the Fund’s prospectus, which is intended to include instruments with bond-like characteristics.

Comment 87:   The Bond ETMF “expects to principally use derivatives” for certain purposes. Please clarify whether this includes for speculative purposes.  Also, please disclose how the Fund will value its investment in derivatives, for purposes of complying with rule 35d-1 and list all of the types of derivatives used in the Fund’s principal investment strategy.

Response 87: The disclosure has been revised to state that the Fund intends to invest in derivatives principally to manage interest rate and credit risks.  The Fund does not intend to use derivatives for speculative purposes.  The market value of derivatives that have economic characteristics similar to bonds or other fixed and floating-rate income instruments will be treated as such instruments for purposes of the Fund’s 80% Policy.

Floating-Rate and High Income ETMF (page 7)

Comment 88:   All comments above apply to similar disclosure.

Response 88:  The Fund acknowledges that all comments above apply to similar disclosure and has incorporated changes where applicable.

Global Macro Absolute ETMF (page 10)

Comment 89:   All comments above apply to similar disclosure.

Response 89:  The Fund acknowledges that all comments above apply to similar disclosure and has incorporated changes where applicable.

Comment 90:   Given that the term “Global” is in the Fund’s name, please expressly describe how the Fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001).  For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (i.e., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located outside the United States or doing a substantial amount of business outside the United States.

Response 90: The Fund has added a policy to its prospectus stating that, under normal market conditions, it will invest at least 40% of its net assets in foreign investments.  Registrant believes this additional disclosure is consistent with the guidance set forth in Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001).

Comment 91:   Please define what is meant by the term “Absolute Return” in the Fund’s name.

Response 91:  As stated under “Principal Investment Strategies” in the Fund Summary, an absolute return strategy benchmarks its performance primarily against short-term cash instruments, adjusting to compensate for the amount of investment risk assumed. Over time, the investment performance of absolute return strategies typically is substantially independent of longer term movements in the stock and bond market.  As such, no additional disclosure has been added.

Government Obligations ETMF (page 15)

Comment 92:   All comments above apply to similar disclosure.

Response 92: The Fund acknowledges this comment and will incorporate suggested changes where applicable.

Comment 93:   This principal investment strategy states that “no more than 25% of its assets” will be subject to short sales at any one time and that the portfolio manager uses active management techniques, which includes investing in derivatives.  Please disclose how these types of investments are compatible with an 80% Policy of investing in U.S. government securities.

Response 93:  The Fund will not include derivatives for purposes of its 80% Policy of investing in securities issued, backed or otherwise guaranteed by the U.S. Government, or its agencies or instrumentalities.  As such, no disclosure has been added.

High Income Opportunities ETMF (page 19)

Comment 94:   All comments above apply to similar disclosure.

Response 94:  The Fund acknowledges that all comments above apply to similar disclosure and has incorporated changes where applicable.

Comment 95:   The first paragraph states that the Fund will generally hold “well in excess of 100 securities which may help reduce investment risk.” Please disclose how this may reduce investment risk.

Response 95:  The Fund believes that holding in excess of 100 securities may diversify the credit risk in the Fund and reduce the risk of any one security causing large losses for the Fund.  The disclosure has been revised to clarify that the Fund will generally hold well in excess of 100 securities which may help reduce “concentration risk” rather than “investment risk”.

Comment 96:   The first paragraph states that the Fund may also “purchase securities that make “in-kind” interest payments. . .” Please discuss the risks presented by investments in payment in-kind (“PIK”) securities.  Please specifically disclose that:

a.

The higher interest rates on PIK securities reflect the payment deferral and increased credit risk associated with such instruments and that such investments generally represent a significantly higher credit risk than coupon loans.

b.

Even if accounting conditions are met, the borrower could still default when the

Fund’s actual collection is supposed to occur at the maturity of the obligation.

c.

PIK securities may have unreliable valuations because their continual accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

d.

The deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

Response 96:  Registrant has added the following disclosure to the end of “Principal Risks - Risk of Zero-Coupon and Deep Discount Bonds and PIK Securities” in the Fund Summary:  “PIK securities involve additional risk because a Fund receives no cash until the maturity date or cash payment date.  PIK securities generally carry higher interest rates compared to bonds that pay interest in cash to reflect the increased risks associated with the deferral of interest payments.  If the issuer of a PIK security defaults, a Fund may lose its entire investment.”  Registrants do not believe that PIK securities necessarily have unreliable valuations.  As noted in the existing disclosure, such securities may experience greater volatility in response to interest rate changes and issuer developments.

Comment 97:   The third paragraph states that the Fund’s investments “are actively managed and securities may be bought and sold on a daily basis.” Please disclose whether the Fund will experience a high turnover rate, and if so, provide the risk appropriate disclosure.

Response 97:  The referenced disclosure has been removed.  Under normal market conditions the Fund is not expect to experience high portfolio turnover rate.  As such, additional risk disclosure has not been added.

Prospectus Number Two (Laddered Municipal Income ETMF)

Comment 98:   All comments above apply to similar disclosure.

Response 98:  The Fund acknowledges that all comments above apply to similar disclosure and has incorporated changes where applicable.

Laddered Municipal Income ETMF (page 2)

Comment 99:    All comments above apply to similar disclosure.

Response 99:  The Fund acknowledges that all comments above apply to similar disclosure and has incorporated changes where applicable.

Comment 100:   The first paragraph states that the Fund has an 80% Policy of investing in municipal obligations.  The second paragraph states that the Fund intends to invest in municipal obligations with remaining maturities of between five and fifteen years.  Given that the Fund’s name includes the term “5- to 15 Year Laddered Municipal Income,” please expressly describe how the Fund will comply with the 80% Policy.

Response 100: The Fund’s 80% Policy has been revised to state that “[u]nder normal market circumstances, the Fund invests at least 80% of its net assets in municipal obligations with remaining maturities of between five and fifteen years, the interest on which is exempt from regular federal income tax (the “80% Policy”).”

Prospectus Number Three (High Yield Municipal Income ETMF)

High Yield Municipal Income ETMF (page 2)

Comment 101:   All comments above apply to similar disclosure.

Response 101:  The Fund acknowledges that all comments above apply to similar disclosure and has incorporated changes where applicable.

Comment 102:   The first paragraph states that the Fund will primarily invest in “high yield” municipal obligations.  Please disclose that these are also known as “junk bonds.”

Response 102: The requested disclosure has been added.

Prospectus Number Four (National Municipal Income ETMF)

National Municipal Income ETMF (page 2)

Comment 103:   All comments above apply to similar disclosure.

Response 103:  The Fund acknowledges that all comments above apply to similar disclosure and has incorporated changes where applicable.

Comment 104:   What is the meaning of the word “National” in the Fund’s name?

Response 104:  The reference to “National” in the Fund’s name means that the bonds held by the Fund may be sourced from any state or territory of the United States.

Statement of Additional Information for Registration Statement Number Two

Comment 105:   All comments above for Registration Statement Number One’s SAI apply to similar disclosure in Registration Statement Number Two’s SAI.

Response 105: The Trust acknowledges that all comments above apply to similar disclosure and has incorporated changes where applicable.

General Comments for Trusts

General Comment 1:

We note that portions of the filings are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

Response General Comment 1:  The Trusts acknowledge this comment.

General Comment 1:

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

Response General Comment 2:  The Trusts have not submitted, and do not plan to submit, an exemptive application or no-action request in connection with the registration statements other than the exemptive application referenced in Response 2 above.

Representations:

The Trusts acknowledge that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Trusts from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•

the Trusts may not assert this action as defense in any proceeding initiated by the

Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the Amendment, please contact the undersigned at (617) 672-8305.

Very truly yours,

/s/ Maureen A. Gemma

Maureen A. Gemma

Vice President